                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                      DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    256743105
                                 (CUSIP Number)

                                   12/07/2006
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]  Rule 13d-1(b)

[_]  Rule 13d-1(c)

[_]  Rule 13d-1(d)

*    The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

CUSIP No. 256743105

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     1.   Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).
          PETER B. CANNELL & CO., INC.
          13-3346990

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     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a) __________________________________________________________________

          (b) __________________________________________________________________

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     3.   SEC Use Only _________________________________________________________

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     4.   Citizenship or Place of Organization: DELAWARE

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                 5.   Sole Voting Power: 1,279,385
                 ---------------------------------------------------------------
Number of
Shares           6.   Shared Voting Power 0
Beneficially     ---------------------------------------------------------------
Owned by
Each Reporting   7.   Sole Dispositive Power: 1,279,385
Person With      ---------------------------------------------------------------

                 8.   Shared Dispositive Power 0

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     9.   Aggregate Amount Beneficially Owned by Each Reporting Person:
          1,279,385

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     10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
          Instructions) ________________________________________________________

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     11.  Percent of Class Represented by Amount in Row (9) 5.4%

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     12.  Type of Reporting Person (See Instructions): IA

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ITEM 1.

     (a)  Name of Issuer:  DOLLAR  THRIFTY  AUTOMOTIVE  GROUP,  INC.
          Address of Issuer's Principal Executive Offices:

     (b)  5330 EAST 31 STREET
          TULSA, OKLAHOMA 74135

ITEM 2.

     (a)  Name of Person Filing: PETER B. CANNELL & CO., INC.
          Address of Principal Business Office or, if none, Residence:

     (b)  645 MADISON AVENUE, 8TH FL.
          NEW YORK, NY 10022

     (c)  Citizenship: DELAWARE

     (d)  Title of Class of Securities: COMMON STOCK

     (e)  CUSIP Number: 256743105

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO Sections 240.13d-1(b) OR
        240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

          (a)  [_] Broker or dealer registered under section 15 of the Act (15
                   U.S.C. 78o).

          (b)  [_] Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                   78c).

          (c)  [_] Insurance company as defined in section 3(a)(19) of the Act
                   (15 U.S.C. 78c).

          (d)  [_] Investment company registered under section 8 of the
                   Investment Company Act of 1940 (15 U.S.C 80a-8).

          (e)  [X] An investment adviser in accordance with Section
                   240.13d-1(b)(1)(ii)(E);

          (f)  [_] An employee benefit plan or endowment fund in accordance with
                   Section 240.13d-1(b)(1)(ii)(F);

          (g)  [_] A parent holding company or control person in accordance with
                   Section 240.13d-1(b)(1)(ii)(G);

          (h)  [_] A savings associations as defined in Section 3(b) of the
                   Federal Deposit Insurance Act (12 U.S.C. 1813);

          (i)  [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment
                   Company Act of 1940 (15 U.S.C. 80a-3);

          (j)  [_] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

          (a)  Amount beneficially owned: 1,279,385

          (b)  Percent of class: 5.4%

          (c)  Number of shares as to which the person has:

               (i)   Sole power to vote or to direct the vote: 1,279,385

               (ii)  Shared power to vote or to direct the vote 0

               (iii) Sole power to dispose or to direct the disposition of
                     1,279,385

               (iv)  Shared power to dispose or to direct the disposition of 0

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS: N/A

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON: N/A

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE
        SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL
        PERSON: N/A

If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary.
If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP: N/A

If a group has filed this schedule pursuant to Section 240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item
3 classification of each member of the group. If a group has filed this schedule pursuant to Section 240.13d-1(c) or Section 240.13d-1(d), attach an exhibit stating the identity of each member of the group.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP: N/A

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

ITEM 10.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having this purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                          01/16/07
                                                          --------
                                                            Date

                                                     /s/Paul Mittelman
                                           -------------------------------------
                                                         Signature

                                                Paul Mittelman, Treasurer
                                                -------------------------
                                                         Name/Title